SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MEDICIS PHARMACEUTICAL CORPORATION

(Name of Subject Company (Issuer))

Medicis Pharmaceutical Corporation

(Name of Filing Person (Offeror))

2.5% Contingent Convertible Senior Notes due 2032

(Title of Class of Securities)

58470KAA2

(CUSIP Number of Class of Securities)

Seth L. Rodner

Executive Vice President, Chief Legal Officer and Corporate Secretary

Medicis Pharmaceutical Corporation

7720 North Dobson Road

Scottsdale, Arizona 85256

(602) 808-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Charles K. Ruck, Esq.

Wesley C. Holmes, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Tel: (714) 540-1235

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$169,145,000	$19,385

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 3, 2012, there was $169,145,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $169,145,000.
**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2012 (the “Schedule TO”) by Medicis Pharmaceutical Corporation (the “Company”) with respect to the right of each holder (the “Holder”) of the Company’s 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”) to sell and the obligation of the Company to purchase the Securities, as set forth in the Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option”).

This Amendment No. 1 is being filed to amend the Schedule TO by incorporating by reference the Company’s Current Report on Form 8-K, filed with the SEC on May 8, 2012 (other than any information in such report that is deemed to have been furnished to, rather than filed with, the SEC in accordance with the SEC rules) and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 8, 2012.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Option.

Item 11.	Additional Information.

Item 11(b) of the Schedule TO is hereby amended and restated as follows:

On May 8, 2012, the Company filed a Current Report on Form 8-K, disclosing the receipt of a civil investigative demand from the U.S. Federal Trade Commission, which is incorporated herein by reference.

On May 8, 2012, the Company filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, which is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICIS PHARMACEUTICAL CORPORATION

Date: May 8, 2012	By:	/s/ Seth L. Rodner
Seth L. Rodner
Executive Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012.

(a)(1)(B)*	Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 4, 2002, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2002.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed on Schedule TO